ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

SUMMARIZED MINUTE OF THE MEETING OF THE SUPERVISORY COUNCIL

OF FEBRUARY 7, 2023

DATE AND TIME: On February 7, 2023, at 8:00 a.m.

CHAIR: Gilberto Frussa.

QUORUM: The totality of the elected members.

RESOLUTION UNANIMOUSLY MADE:

Following examination of the Company’s financial statements for the year ended December 31, 2022, the Councilors resolved to draw up the following opinion:

“After examining the Company’s financial statements for the year ended December 31, 2022 and taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents fairly reflect the capital structure, the financial position and the activities conducted by the Company in the period and meet the conditions necessary for the submission for the examination and approval of the Stockholders.”

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), February 7, 2023. (undersigned) Gilberto Frussa – Chairman of the Supervisory Council; Artemio Bertholini and Eduardo Hiroyuki Miyaki – Councilors.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence